Exhibit 99.3

AUDAX PRIVATE CREDIT FUND, LLC

SUBSCRIPTION AGREEMENT

TABLE OF CONTENTS

Questionnaire

Schedule A   –   Certain Definitions

Schedule B   –   Rule 506(d) Events

AUDAX PRIVATE CREDIT FUND, LLC

Audax Private Credit Fund, LLC, a Delaware limited liability company (the "Fund") and the undersigned purchaser (the "Purchaser") (in the case of a subscription for the account of a trust or other entity, such term shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (together with the Questionnaire and Schedules attached or deemed to be attached hereto, this "Agreement") or the trust or other entity, or both, as appropriate), which prior to the Conversion was a limited partner of Audax Private Credit Fund, LP (the "Partnership"), enter into this Agreement and hereby agree as follows:

1.   Sale and Purchase of Common Shares. The Fund has been formed under the laws of the State of Delaware, and for the period beginning on the Closing Date (as defined below) and ending on the date that is the 12 month anniversary of the Conversion Effective Date (as defined below) (such period, the "Interim Period"), the Fund may, in its discretion, cause the Purchaser to purchase additional Common Shares (as defined below) in an amount up to the Purchaser's Commitment (as defined below), and the Purchaser's Commitment shall be governed by this Agreement and the Fund's Limited Liability Company Agreement (as the same may be modified in accordance with the terms of any amendment or supplement thereto or restatement thereof, the "LLC Agreement"). For the avoidance of doubt, after the termination of the Interim Period the Purchaser's Capital Contributions (as defined in Appendix A hereto) shall continue to be governed by the LLC Agreement for so long as the Purchaser remains a Member of the Fund. Capitalized terms used herein (including in the Questionnaire and Schedules attached or deemed to be attached hereto) without definition have the meanings set forth in the LLC Agreement unless otherwise specified.

Subject to the terms hereof and in reliance upon the representations and warranties of the respective parties contained herein, (a) the Fund agrees to sell to the Purchaser and, to the fullest extent permitted by law, the Purchaser irrevocably subscribes for and agrees to purchase from the Fund common shares representing limited liability company interests in the Fund, par value $0.001 (the "Common Shares"), on the terms and conditions described herein and in an amount equal to the Purchaser's Commitment, effective as of the effective date of the Conversion (the "Conversion Effective Date"), such amount being determined in accordance with clause (i) of the last sentence of this paragraph, which amount shall be accepted by the Fund as evidenced on the signature pages at the end of this Agreement; (b) the Purchaser re-affirms its agreement to become a Member of the Fund and to be bound by the terms and provisions of the LLC Agreement and this Agreement, and re-affirms its understanding and acknowledgement of the administration agreement between the Fund and an affiliate of Audax PDB Management Company, LLC, the investment adviser of the Fund (the "Adviser"), which was entered into as of the Conversion Effective Date, and the investment advisory agreement between the Fund and the Adviser (the "Advisory Agreement"), which was entered into as of the Conversion Effective Date; (c) the Fund re-affirms the Purchaser's admission as a Member of the Fund; and (d) the Purchaser agrees that the Questionnaire and Schedules attached to the Partnership Subscription Agreement shall be deemed attached to and part of this Agreement and that the representations, warranties, covenants and responses included therein are hereby re-affirmed, in each case on the Closing Date (as defined below). The Fund reserves the right, in its sole discretion, to reject this or any other subscription, in whole or in part, in any order and at any time prior to the Closing, notwithstanding prior notice of acceptance of such subscription. Subject to the terms hereof and of the LLC Agreement, the Purchaser's obligation to pay for the Common Shares being purchased by the Purchaser hereunder shall be unconditional, complete, and binding upon the completion of the Closing, provided, that during the Interim Period, the Commitment shall be payable in installments as provided in <u>Section 6</u> of this Agreement. For purposes of this Agreement: (i) the Purchaser's "Commitment" means, with respect to the Purchaser, the amount of the Remaining Commitment (as defined in, and calculated pursuant to, the Partnership Agreement), attributable to the Purchaser in respect of the Partnership at the time of Conversion, as such amount may be adjusted during the Interim Period pursuant to the LLC Agreement or otherwise in accordance with the terms of this Agreement; (ii) the "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 1, 2024, as the same may be modified in accordance with the terms of any amendment or supplement thereto or restatement thereof; (iii) the "Partnership Subscription Agreement" means the subscription agreement (together with the Questionnaire and Schedules attached thereto) entered into by and between the Purchaser, the Partnership and Partnership's general partner.

2.   <u>Other Subscription Agreements</u>. The Fund has entered into or expects to enter into separate subscription agreements (the "<u>Other Subscription Agreements</u>" and, together with this Agreement, the "<u>Subscription Agreements</u>") with other purchasers (the "<u>Other Purchasers</u>"), providing for the sale to the Other Purchasers of Common Shares and the admission of the Other Purchasers as Members at the Closing or at other closings. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Common Shares to the Purchaser and the Other Purchasers are separate sales.

3.   <u>Closing</u>. In accordance with the LLC Agreement, the Purchaser, being a limited partner of the Partnership immediately prior to Conversion, has been admitted as a Member of the Fund at the Conversion Effective Date and was issued such number of Common Shares as set forth on the book and records of the Fund on the date of the LLC Agreement, the closing of the sale to the Purchaser, and the subscription for and purchase by the Purchaser, of additional Common Shares as provided for in <u>Section 1</u> (the "<u>Closing</u>"), shall occur on the date that the Purchaser's Commitment is accepted by the Fund (the date of such acceptance, which is deemed to be the Conversion Effective Date, being hereinafter referred to as the "<u>Closing Date</u>").

4.   <u>Representations and Warranties of the Fund</u>. The Fund represents and warrants to the Purchaser as of the Closing Date that:

4.1   <u>Formation and Standing</u>. The Fund is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the LLC Agreement.

4.2   <u>Authorization of Agreement, etc.</u> The execution, delivery and performance by the Fund of this Agreement has been authorized by all necessary action on behalf of the Fund, and this Agreement is a legal, valid and binding agreement of the Fund, enforceable against the Fund in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights generally and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

4.3   <u>Compliance with Laws and Other Instruments</u>. The execution and delivery of this Agreement by the Fund, the performance by the Fund of its obligations under this Agreement and the consummation by the Fund of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the LLC Agreement, or any agreement or other instrument to which the Fund is a party or by which it is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Fund or its business or properties.

5.   Representations, Warranties and Covenants of the Purchaser. The Purchaser represents, warrants and covenants to the Fund as of the date that this Agreement is signed by the Purchaser, as of the Closing Date, and on the subsequent dates specified below (as and to the extent specified below) that:

5.1   Authorization of Purchase, etc. The Purchaser is an entity of the kind set forth in Part I of the Questionnaire attached or deemed to be attached hereto and is duly organized, formed or incorporated, as the case may be, and validly existing and in good standing, under the laws of the Purchaser's jurisdiction of organization, formation or incorporation set forth in Part I of the Questionnaire attached or deemed to be attached hereto, and the Purchaser has all requisite power and authority to execute, deliver and perform the Purchaser's obligations under this Agreement and the LLC Agreement, and to subscribe for and purchase Common Shares hereunder. The purchase by the Purchaser of additional Common Shares and the Purchaser's execution, delivery and performance of this Agreement and the LLC Agreement have been authorized by all necessary corporate or other action on the Purchaser's behalf, and this Agreement and the LLC Agreement are the Purchaser's legal, valid and binding obligations, enforceable against the Purchaser in accordance with their respective terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights generally and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

5.2   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the LLC Agreement, the consummation of the transactions contemplated hereby and thereby, and the performance of the Purchaser's obligations hereunder and thereunder do not and will not conflict with, or result in any violation of or default under, any provision of any certificate of incorporation, memorandum and articles of association, by-laws, trust agreement, partnership agreement or other organizational or governing instrument applicable to the Purchaser, or any agreement or other instrument to which the Purchaser is a party or by which the Purchaser or any of the Purchaser's properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Purchaser or to the Purchaser's business or properties, provided that this representation shall be based on the assumption that the assets of the Fund are not and will not constitute Plan Assets (as defined in Appendix A hereto). In addition, the Purchaser represents that any power of attorney of the Purchaser contained in this Agreement or the LLC Agreement has been executed by the Purchaser in compliance with the laws of the state or jurisdiction in which such agreements were executed.

5.3   The Memorandum, etc. The Purchaser has been furnished with a copy of the Confidential Private Placement Memorandum relating to the private offering of Common Shares by the Fund (together with any amendments and supplements thereto, the "Memorandum"), this Agreement and the LLC Agreement. The Purchaser has carefully reviewed such documents and the Purchaser understands the risks of, and other considerations relating to, the purchase of Common Shares, including the risk factors, disclosure regarding conflicts of interests, and disclosure regarding tax and regulatory matters set forth in the Memorandum and the effect of the provisions of Section 8 (relating to Members that default on their obligations to make Capital Contributions).

5.4   Access to Information. The Purchaser has been provided an opportunity to ask questions of, and the Purchaser has received satisfactory answers thereto from, the Fund and its representatives regarding the terms and conditions of the offering of Common Shares, and the Purchaser has obtained any and all additional information requested by the Purchaser of the Fund and its representatives to verify the accuracy of all information furnished to the Purchaser regarding the Fund and the offering of Common Shares. The Purchaser acknowledges that Other Purchasers may have received different information than the Purchaser regarding the Fund and the offering of Common Shares including because Other Purchasers may have asked additional questions of, or requested additional information from, the Fund and its representatives. The Purchaser is not relying on the Fund, the Adviser or any of their partners, members, officers, counsel, agents or representatives for legal, investment or tax advice. The Purchaser has sought independent legal, investment and tax advice to the extent that the Purchaser has deemed necessary or appropriate in connection with the Purchaser's decision to subscribe for and purchase Common Shares.

5.5   Evaluation of and Ability to Bear Risks. The Purchaser has such knowledge and experience in financial and business affairs that the Purchaser is capable of evaluating the merits and risks of purchasing, and other considerations relating to, the Common Shares to be purchased by the Purchaser pursuant to this Agreement, and in connection with the Purchaser's purchase of Common Shares hereunder, the Purchaser has not relied upon any representations, warranties or agreements other than those set forth in this Agreement, the LLC Agreement, the Memorandum, and the side letter, if any, addressed to the Purchaser entered into in connection with the Purchaser's admission as a Member. The Purchaser's financial situation is such that the Purchaser can afford to bear the economic risk of holding the Common Shares for an indefinite period of time, and the Purchaser can afford to suffer the complete loss of the Common Shares and the Purchaser's Commitment. The Purchaser is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), a copy of which is attached hereto as Schedule A.

5.6   Purchase for Investment. The Purchaser is not acquiring the Common Shares with a view to or for sale in connection with any distribution of all or any part of such Common Shares. The Purchaser will not, directly or indirectly, Transfer all or any part of such Common Shares (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of such Common Shares) except in accordance with (a) the registration provisions of the Securities Act or an exemption from such registration provisions, (b) any applicable state or non-U.S. securities laws and (c) the terms of the LLC Agreement. The Purchaser understands that the Purchaser must bear the economic risk of the Purchaser's investment in the Common Shares for an indefinite period of time because, among other reasons, the offering and sale of the Common Shares have not been registered under the Securities Act and, therefore, the Common Shares cannot be sold other than through a privately negotiated transaction unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Purchaser understands that no governmental agency or authority has approved, certified, authorized, consented to or otherwise reviewed or will approve, certify, authorize, consent to or otherwise review the offer or sale of the Common Shares or has made or will make any finding or determination as to the fairness of this investment. The Purchaser also understands that Transfers of the Common Shares are further restricted by the provisions of the LLC Agreement, and may be restricted by applicable state and non-U.S. securities laws, and that no market exists or is expected to develop for the Common Shares.

5.7   Beneficial Ownership, etc. (a) The Purchaser has not been formed, organized, reorganized, capitalized or recapitalized for the purpose of acquiring Common Shares, (b) the Purchaser's Commitment is no more than 40% of the Purchaser's total assets or, if the Purchaser is a private investment fund with binding, unconditional capital commitments from the Purchaser's partners or members, no more than 40% of the Purchaser's committed capital, (c) the Purchaser's stockholders, partners, members or other beneficial owners do not have and will not have individual discretion as to their participation or non-participation through the Purchaser in (i) the Purchaser's purchase of Common Shares or (ii) particular investments made by the Fund, and (d) the Purchaser is not a participant-directed defined contribution plan.

The Purchaser is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and has fully and truthfully completed Part II of the Questionnaire attached, or deemed to be attached, hereto.

The Purchaser: (i) is not registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"); (ii) has not elected to be regulated as a business development company under the Investment Company Act; and (iii) is not relying on the exception from the definition of "investment company" under the Investment Company Act set forth in Section 3(c)(1) or 3(c)(7) thereunder, unless, in each case, the Purchaser is permitted to purchase the Common Shares in accordance with Section 12 of the Investment Company Act and any rules thereunder.

If the Purchaser is unable to make any of the representations set forth in the preceding sentences of this Section 5.7, the Purchaser shall have so advised the Fund in writing at least five business days prior to the date hereof and shall have provided the Fund at least five business days prior to the date hereof with evidence (including opinions of outside counsel, if requested by the Fund) satisfactory in form and substance to the Fund relating to compliance with the Securities Act, the Investment Company Act, the Investment Advisers Act of 1940, as amended (the "Advisers Act") and such other matters as the Fund shall request. The representations and warranties set forth in this Section 5.7 shall be deemed repeated and reaffirmed by the Purchaser as of each date that the Purchaser is required to make a contribution of capital to the Fund. If at any time prior to the termination of the Fund the representations and warranties set forth in this Section 5.7 shall cease to be true, the Purchaser shall promptly so notify the Fund in writing.

5.8   Certain ERISA and Plan Matters. Either (a) the Purchaser is a Benefit Plan Investor (as defined in Appendix A hereto) and has indicated such status and the percentage of its assets that is deemed to constitute assets of an "employee benefit plan" subject to part 4 of Title I of ERISA or a "plan" defined in, and subject to, section 4975 of the Code in Part I of the Questionnaire attached, or deemed to be attached, hereto, or (b) the Purchaser is not a Benefit Plan Investor and no part of the funds used by the Purchaser to acquire the Common Shares constitutes Plan Assets.

If the Purchaser is an insurance company using the assets of the Purchaser's general account, then (A) the Purchaser is eligible for and meets the requirements of DOL Prohibited

Transaction Class Exemption 95-60 with respect to the acquisition and subsequent holding of the Common Shares being purchased by the Purchaser hereunder and (B) less than 10% of the assets in such account are Plan Assets.

If the Purchaser is (directly or indirectly) investing assets that are not Plan Assets but are assets of a Plan (as defined in Appendix A hereto) that are subject to any other federal, state, local, non-U.S. or other laws or regulations that could cause the underlying assets of the Fund to be treated as assets of such Plan by virtue of its investment in the Fund and thereby subject the Adviser, its affiliates, or the Fund (or other persons responsible for the operation of the Fund and/or investment of the Fund's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code ("Similar Plan Law"), the Purchaser's investment will not cause the Fund's assets to constitute the assets of such plan under applicable Similar Plan Law.

If Common Shares are being acquired by the Purchaser by or (directly or indirectly) on behalf of an ERISA Partner, a Benefit Plan Investor or Plan, or are being acquired using Plan Assets, then (*1*) such acquisition has been duly authorized in accordance with the governing plan documents, and (*2*) such acquisition and the subsequent holding of such Common Shares do not and will not constitute a "prohibited transaction" within the meaning of section 406 of ERISA, section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor thereunder or a violation of applicable Other Plan Law (as defined in Appendix A hereto).

None of the Fund, the Adviser or any of their respective affiliates has acted as a fiduciary to the Purchaser under ERISA, the Code or Other Plan Laws, as applicable, or has been relied upon for any advice by the Purchaser, with respect to the Purchaser's decision to purchase or hold any Common Shares and none of the Fund, the Adviser or any of their respective affiliates shall at any time be relied upon as a fiduciary under ERISA, the Code or applicable Other Plan Laws with respect to any decision to purchase, continue to hold, transfer or withdraw any Common Shares. Furthermore, the Purchaser represents that the person executing this Agreement on its behalf (the "Plan Fiduciary") is solely responsible for the decision to invest the Purchaser's assets in the Fund. In this regard, the Purchaser and the Plan Fiduciary acknowledge that no communication from the Fund, the Adviser or any of their respective affiliates regarding the Purchaser's investment in the Fund is intended to be (x) impartial investment advice or (y) given in any fiduciary capacity whatsoever.

The Purchaser agrees to promptly provide to the Fund such information as the Fund may from time to time reasonably request for purposes of determining whether the assets of the Fund are Plan Assets.

The Purchaser is not an "affiliate" of the Fund or the Adviser. For purposes of this paragraph, the term "affiliate" shall include any person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Fund or the Adviser, including employees of the Adviser.

The representations and warranties set forth in this Section 5.8 shall be deemed repeated and reaffirmed on each day the Purchaser holds the Common Shares. If at any time prior to the termination of the Fund the representations and warranties set forth in this <u>Section 5.8</u> shall cease to be true, the Purchaser shall promptly notify the Fund in writing.

The Purchaser acknowledges that, as a Member, the Purchaser will have no right to resign from the Fund except as may be expressly set forth in the LLC Agreement.

5.9   <u>Correctness of Information; Duty to Report Changes</u>. All information furnished by the Purchaser in the Questionnaire attached or deemed to be attached hereto and in any U.S. Internal Revenue Service or other tax form delivered to the Fund, in each case is true, accurate and complete as of (a) the date this Agreement is signed by the Purchaser and (b) the date hereof, and shall be true, accurate and complete as of each date that the Purchaser is required to make a contribution of capital to the Fund or that the Purchaser receives a distribution from the Fund. The Purchaser agrees to promptly notify the Fund in the event that any such information shall cease to be true, accurate and complete in any material respect.

5.10   <u>Compliance with Anti-Money Laundering Regulations, etc.</u>. The Purchaser has truthfully completed the Anti-Money Laundering Questionnaire attached or deemed to be attached hereto as Part III of the Questionnaire and provided valid copies or originals of all documents requested therein and the Purchaser acknowledges that, pursuant to anti-money laundering laws and regulations within their respective jurisdictions, the Fund, the Adviser and/or any administrator acting on behalf of the Fund may be required to collect further documentation or other information verifying the Purchaser's identity and the source of funds used to purchase Common Shares before, and from time to time after, acceptance by the Fund of this Agreement. To comply with applicable U.S. anti-money laundering laws and regulations, all payments and contributions by the Purchaser to the Fund and all payments and distributions to the Purchaser from the Fund will only be made in the Purchaser's name and to and from a bank account of a bank based or incorporated in or formed under the laws of the United States and that is not a "foreign shell bank" within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended (the "<u>Bank Secrecy Act</u>"), and the regulations promulgated thereunder by the U.S. Department of the Treasury, as such regulations may be amended from time to time.

The Purchaser agrees to provide the Fund at any time prior to the termination of the Fund with such documents or other information as the Fund determines to be necessary or appropriate to comply with the anti-money laundering laws and regulations of any applicable jurisdiction, or to respond to requests for information concerning the identity of Members from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, or to update such information.

The Purchaser represents and warrants that the amounts to be contributed by the Purchaser to the Fund will not be directly or indirectly derived from, invested for the benefit of, or related in any way to activities that may contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations, or the governments of, or persons within, a jurisdiction subject to comprehensive economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), any country that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering ("<u>FATF</u>") or a country or financial institution designated as a "primary money laundering concern" by the U.S.

Secretary of Treasury. Federal regulations and Executive Orders administered by <u>OFAC</u> prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, including the List of Specially Designated Nationals and Blocked Persons, as such list may be amended from time to time, or any Executive Order administered by OFAC. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at <http://www.treas.gov/ofac>. In addition, certain programs administered by OFAC (the "<u>OFAC Programs</u>") prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on the lists maintained by OFAC. The Purchaser represents and warrants that none of: (a) the Purchaser; (b) any Person controlling or controlled by the Purchaser; (c) if the Purchaser is a privately held entity, to the best of its knowledge, any Person having a beneficial interest in the Purchaser; or (d) to the best of its knowledge, any Person for whom the Purchaser is acting as a nominee is (i) a country, territory, individual or entity named on a list maintained by OFAC, (ii) a Person that is the subject or target of sanctions under United States, European Union, or United Kingdom sanctions regimes, (iii) unless otherwise notified to the Fund in writing prior to the date hereof, a senior foreign political figure,[1] or any immediate family member[2] or close associate[3] of a senior foreign political figure as such terms are defined in the footnotes below or (iv) a "foreign shell bank" within the meaning of the Bank Secrecy Act and the regulations promulgated thereunder by the U.S. Department of the Treasury. Such Persons described in clauses (i) through (iv) above are collectively referred to as "<u>Prohibited Persons</u>." In addition, the Purchaser represents and warrants that neither the Purchaser nor any Person directly or indirectly controlling, controlled by or under common control with the Purchaser is a Person identified as a terrorist organization on any applicable lists maintained by any governmental authority.

In addition, if the Purchaser is a collective investment vehicle for unaffiliated third party investors, the Purchaser represents and warrants that it has implemented controls to monitor, or has engaged an internationally recognized financial institution licensed to provide financial services in FATF cooperative countries to monitor (x) beneficial owners and ensure such beneficial owners are not sanctioned parties under United States, European Union, or United Kingdom sanctions regimes, and (y) suspicious activities and ensure that such activities are reported, as required, to appropriate government agencies.

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[1] A "<u>senior foreign political figure</u>" is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "<u>senior foreign political figure</u>" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

[2] "<u>Immediate family</u>" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws.

[3] A "<u>close associate</u>" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

In addition, if the Purchaser is a "financial institution" as such term is defined in the Bank Secrecy Act and the regulations promulgated thereunder by the U.S. Department of the Treasury, as such regulations may be amended from time to time, the Purchaser represents and warrants that it has anti-money laundering policies and procedures in place, in accordance with such applicable law and regulations, reasonably designed to collect information with respect to and verify the identity of its investors or customers. In this regard, the Purchaser hereby represents and warrants that, to the best of its knowledge, neither the Purchaser, nor its investors (if any), are Prohibited Persons.

The Purchaser understands and agrees that the Fund may not accept the Purchaser's Commitment and any Capital Contributions if the Purchaser cannot make the representations in this Section 5.10. Furthermore, if any of the representations and warranties set forth in this Section 5.10 shall cease to be true regarding the Purchaser (and, if applicable, any underlying beneficial owners of the Purchaser), the Purchaser understands and agrees that, notwithstanding anything to the contrary contained in the Memorandum, this Agreement or the LLC Agreement, to the extent necessary or advisable to comply with law, the Fund may require the Purchaser's complete resignation from the Fund, or the Fund may be obligated to (i) "freeze" the Purchaser's account by prohibiting additional Capital Contributions from it, (ii) withhold any amounts otherwise distributable to the Purchaser, (iii) decline any requests by the Purchaser to withdraw or Transfer the Common Shares, (iv) segregate the assets in the Purchaser's account in compliance with governmental regulations, or (v) report such action and disclose the Purchaser's identity to regulators and others. The Purchaser may also be subject to any other remedies required by applicable law. To the fullest extent permitted by applicable law, the Purchaser shall have no claim against the Fund, the Adviser, any of their Affiliates or any of their respective interest holders, agents, representatives, directors, officers or employees for any form of damages as a result of any action described in this Section 5.10 on the part of any such Persons.

The representations and warranties set forth in this Section 5.10 shall be deemed repeated and reaffirmed by the Purchaser as of each date that the Purchaser is required to make a contribution of capital to or receives a distribution from the Fund. If at any time prior to the termination of the Fund the representations and warranties set forth in this Section 5.10 shall cease to be true, the Purchaser shall promptly so notify the Fund in writing.

By subscribing for Common Shares, the Purchaser consents to the disclosure by the Fund, the Adviser and/or any administrator acting on behalf of the Fund of any information about the Purchaser to regulators and others upon request in connection with money laundering prevention and similar matters both in the United States and in other jurisdictions.

5.11   Compliance with Rule 506(d). The Purchaser represents that neither the Purchaser nor anyone who is treated as a beneficial owner of the Common Shares under Rule 506(d) or Rule 506(e) of the Securities Act has been subject to any of the events specified in Schedule B during the time periods specified therein. Furthermore, the Purchaser agrees to provide the Fund with prompt written notice of the occurrence of any event specified in Schedule B with respect to the Purchaser or any such beneficial owner.

5.12   Obligation to Make Capital Contributions. The obligation of the Purchaser to make Capital Contributions to the Fund is unconditional except as expressly set forth in the LLC Agreement and shall not be affected by any bankruptcy of the Fund. In furtherance of the foregoing, the Purchaser hereby irrevocably, to the fullest extent permitted by law, (a) waives any and all of the Purchaser's rights under, and any and all of the benefits of sections 365(c)(1), 365(c)(2) and 365(e)(2) of the U.S. Bankruptcy Code (the "Bankruptcy Code") in respect of any case involving the Fund as debtor under the Bankruptcy Code (an "Applicable Bankruptcy Case") insofar as any of such sections would apply to the Purchaser's obligation to make Capital Contributions to the Fund (including any of the rights of the Purchaser thereunder to terminate, or assert a defense to the assumption or enforcement of such obligation), (b) consents to the assumption and enforcement of such obligation by the trustee or other representative of the debtor's estate in any Applicable Bankruptcy Case and (c) agrees to reconfirm the waiver contained in clause (a) above and the consent contained in clause (b) above to the trustee or other representative of the debtor's estate in any Applicable Bankruptcy Case at any time requested by the lender or similar obligee of the indebtedness of the Fund. In addition to the foregoing, the obligation of the Purchaser to make Capital Contributions to the Fund shall survive any dissolution of the Fund whether such dissolution may result from any Applicable Bankruptcy Case, from an event of default under the terms of the indebtedness of the Fund or otherwise and shall be fully enforceable against the Purchaser notwithstanding such dissolution until such obligation shall have been repaid in full. Each of the provisions of this Section 5.12 shall be binding upon the Purchaser and the Purchaser's successors and permitted assigns. The Purchaser hereby acknowledges that the Purchaser has consulted its own legal counsel concerning the implications of the provisions of this Section 5.12.

5.13   Tax Matters.

a.   The Purchaser agrees to furnish the Fund or the Adviser with any information, representations and forms as shall reasonably be requested by the Fund or the Adviser from time to time to assist it in complying with any applicable law or tax requirements or determining the extent of, and in fulfilling, its withholding obligations. The Purchaser agrees to furnish the Fund with any representations and forms as shall reasonably be requested by the Fund to assist it in obtaining any exemption, reduction or refund of any withholding or other taxes imposed by any taxing authority or other governmental agency upon the Fund, its Members, any parallel fund, any investment vehicle through which the Fund invests, any investment (or potential investment) of the foregoing, or any affiliates of the foregoing, or amounts paid to the Fund. The Purchaser represents that it has provided the Fund with a properly completed and duly executed Form W-9 or an applicable Form W-8 (as appropriate) and agrees to furnish the Fund or the Adviser with such Form upon expiration of any prior Form, upon any prior Form becoming obsolete or the information provided on such Form ceasing to be true, accurate and complete in any material respect, or upon request.

b.   The Purchaser agrees to waive any provision of law of any jurisdiction that would, absent a waiver, prevent compliance with

FATCA by the Fund or any affiliate thereof, including, but not limited to, the Purchaser's provision of any requested information, waivers, documentation, or representations, as applicable. The Purchaser agrees to furnish to the Fund any information, representations, certificates, forms or other documentation relating to the Purchaser and its direct or indirect owners or account holders that are requested from time to time by the Fund and that the Fund determines in its sole discretion are necessary or appropriate in order for any Fund entity to (i) avoid any withholding required under FATCA (including, without limitation, any withholding upon any payments to any Fund entity or any of its Affiliates or to any Member under this Agreement), (ii) comply with any reporting or withholding requirements under FATCA, (iii) enter into, maintain or comply with an "FFI Agreement," as defined in the Code and the Treasury Regulations thereunder (or any other agreement entered into in connection with FATCA), or (iv) otherwise comply with FATCA. The Purchaser acknowledges that such information, certification, forms and/or documentation may be shared with government authorities and other third parties in order to comply with any legal, regulatory, tax (including withholding tax), disclosure or similar requirements applicable to the Fund, the Adviser, any Affiliate thereof or any investments made by the Fund and to avoid or minimize the direct or indirect imposition of any tax (including any withholding tax). In addition, the Purchaser shall take such actions as the Fund may reasonably request in connection with the foregoing. The Purchaser agrees that in the event the Purchaser does not timely provide any information, waivers, documentation and/or representations requested by the Fund, the Adviser, or any affiliate thereof or if the Purchaser fails to comply with its obligations pursuant to FATCA, the Fund may, in its sole discretion, take any actions as the Fund determines in its sole discretion are necessary or appropriate to mitigate any consequences of the Purchaser's failure to comply with this Section 5.13(b) to any Fund entities and the other Members, including prohibiting in whole or in part the Purchaser from participating in additional investments and/or deduct from the Purchaser's account and retain amounts sufficient to indemnify and hold harmless the Fund, the Adviser and any of the Fund's other agents (including but not limited to any administrator of the Fund) or any other Purchaser/investor (including any beneficial owner thereof) from any and all withholding taxes, interest, penalties and other losses or liabilities suffered by any such person on account of any action or inaction on the part of the Purchaser and/or its beneficial owners, including the Purchaser's failure to timely provide any requested information, waivers, representations and/or documentation (such amounts, "Withholding Tax Costs"); provided that the foregoing indemnity shall be in addition to and supplement any other indemnity provided under the LLC Agreement or this Agreement. Unless otherwise agreed by the Fund in writing, to the fullest extent permitted by law, the Purchaser agrees to indemnify the Fund to the extent that such Withholding Tax Costs exceed the amount that the Fund is able to deduct from the Purchaser's account. This indemnification shall survive the Purchaser's death or disposition of its Common Shares in the Fund. For purposes of this Agreement, "FATCA" means (i) Code §§1471 through 1474, the Treasury Regulations thereunder, and official interpretations thereof; (ii) any legislation, regulations or guidance enacted in any jurisdiction that seeks to implement a similar tax reporting or withholding tax regime; (iii) any intergovernmental agreement, treaty or other agreement between any other jurisdictions (including any government bodies in such jurisdiction) entered into in order to comply with, facilitate, supplement or implement any legislation, regulations or guidance described in clause (i) or (ii) above; and (iv) any legislation, regulations or guidance that gives effect to any matter described in clauses (i) through (iii) above.

c.   The Purchaser is not purchasing Common Shares with a view to realizing any benefits under United States federal income tax laws, and no representations have been made to the Purchaser that any such benefits will be available as a result of its acquisition, ownership or disposition of Common Shares.

5.14   <u>Fund Counsel Does Not Represent Members</u>. The Purchaser understands and acknowledges that Simpson Thacher & Bartlett LLP represents only the Fund, and not the Purchaser or the Members as a group, in connection with the offer and sale of Common Shares.

5.15   <u>Trustee, Agent, Representative, or Nominee</u>.

a.   Unless the Purchaser has indicated otherwise in Part I of the Questionnaire attached or deemed to be attached hereto that it is acting as a Nominee, (i) the Purchaser is not acquiring the Common Shares as agent, representative or nominee (collectively referred to herein as a "<u>Nominee</u>") for any other Person(s) and (ii) no Person will have a beneficial interest in the Common Shares other than as a shareholder, partner, policy owner or other direct or indirect beneficial owner of equity interests in the Purchaser.

b.   If the Purchaser is acting as a Nominee in acquiring the Common Shares: (i) the Purchaser hereby acknowledges and agrees that the representations, warranties and agreements made in this Agreement (including in the Questionnaire) are made by the Purchaser with respect to both (A) itself and (B) each underlying subscriber on whose behalf the Purchaser is acting as Nominee with respect to the Common Shares; (ii) to the extent that the underlying subscriber has investment discretion with respect to the purchase of Common Shares, the Purchaser has delivered the Memorandum, this Agreement and the LLC Agreement to each such underlying subscriber and the Purchaser will promptly deliver to each such underlying subscriber any supplements or amendments to any such documents that are delivered to the Purchaser or to which the Purchaser has been provided access; (iii) the Purchaser will not permit any such underlying subscriber to transfer, assign or sell all or any part of its interest in the Common Shares without complying with all of the applicable provisions of the LLC Agreement as if such underlying subscriber held the Common Shares directly; and (iv) the Purchaser agrees to provide any additional documents and information that the Fund reasonably requests in respect of such underlying subscribers, including to establish the identity of each such underlying subscriber, and any of its beneficiaries, and/or to comply with any law, rule or regulation to which the Fund or the Adviser may be subject, including, without limitation, compliance with anti-money laundering laws and regulations.

5.16   No General Solicitation. The Purchaser is not subscribing for Common Shares as a result of or pursuant to any form of general advertising or general solicitation, including, without limitation, any advertisement, article, notice or other communications published in any newspaper, magazine, or similar media (including any internet site whose information about the Fund is not password-protected) or broadcast over television or radio.

5.17   Furnish Information. The Purchaser understands that the Fund has filed or will file an election to be treated as a business development company under the Investment Company Act and a regulated investment company within the meaning of Section 851 of the Code for U.S. federal income tax purposes; pursuant to such election, the Purchaser will be required to furnish certain information to the Fund as required under Treasury Regulations § 1.852-6(a) and other regulations. If the Purchaser is unable or refuses to provide such information directly to the Fund, the Purchaser understands that it will be required to include additional information on its income tax return as provided in Treasury Regulation § 1.852-7.

6.   Contributions in General. Subject to Section 8 herein, during the Interim Period the Purchaser shall make contributions to the capital of the Fund pursuant to the Purchaser's Commitment by contributing such amounts in installments when and as called by the Fund upon at least ten business days' prior written notice (such notice, a "Capital Call Notice"). Such installments shall be made by the Purchaser and the other Members pro rata based upon their respective remaining Commitments to the Fund (unless otherwise determined by the Fund). Each Capital Contribution to the Fund shall be made by wire transfer of immediately available funds to an account designated by the Fund.

7.   Capital Contributions after the Interim Period. Notwithstanding the provisions of Section 6, the Purchaser's obligation to make Capital Contributions with respect to its Commitment pursuant to this Agreement will expire at the end of the Interim Period; *provided* that the Purchaser shall remain obligated to make Capital Contributions with respect to its Commitment until termination of the Fund to the extent necessary (i) to make new Fund investments, to the extent otherwise permitted by this Agreement, (ii) to pay (or set aside reserves for anticipated) Company Expenses (including the base management fee and incentive fee payable to the Adviser pursuant to the Advisory Agreement (collectively, the "Management Fees")), (iii) to fund then-existing commitments to make investments (including revolving, "delayed draw" and similar investments), (iv) to complete investments in transactions that were in process as of the end of the

last day of the Interim Period, (v) to fund any Fund guarantee or pay any indebtedness and (vi) to fund follow-on investments in existing Portfolio Companies not covered by clause (ii) or (iii).

8.   Member's Default.

If the Purchaser (the "Defaulting Member") fails to make full payment when due (a "Payment Default") of any portion of its Commitment or any other payment required to be made under this Agreement or the LLC Agreement in respect of its Common Shares in the Fund (the amount of such defaulted payments in the aggregate, including all accrued and unpaid interest thereon, and together with any other amounts that are due and owing by the Purchaser thereunder, the "Defaulted Amounts") and such Payment Default is not cured within ten business days after written notice to the Purchaser from the Fund with respect to such Payment Default, unless the Defaulting Member is prohibited by applicable law from fulfilling its Commitment, the Fund in its sole discretion may (but shall not be obligated to) undertake any one or more of the following actions in any order of priority (it being understood and agreed that the taking of one or more actions (or no action at all) by the Fund with respect to the Defaulting Member pursuant to this Section shall in no way restrict or otherwise limit the Fund's ability to take one or more other actions (or no action at all) and/or in a different order of priority, with respect to any other defaulting Member).

a.   In addition to all Defaulted Amounts owed by the Defaulting Member, the Fund may (A) accrue and collect interest on all Defaulted Amounts and any amount due to the Fund pursuant to Section 8 at a rate not to exceed the Base Rate, plus six percentage points per annum, compounded quarterly-annually (but not in excess of the highest rate per annum permitted by law) as such rate shall be determined by the Fund in its sole discretion with respect to each failure to make such payments, and (B) require reimbursement from the Defaulting Member for all out-of-pocket expenses (including, without limitation, for attorneys' fees) incurred in connection with the collection and other efforts in respect of the Defaulted Amounts (which payment of such interest and expense reimbursement shall not be treated as a Capital Contribution by the Defaulting Member). For purposes of this provision, "Base Rate" means on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the "prime rate" at large U.S. money center banks.

b.   So long as any Defaulted Amounts or other amounts remain unpaid, in the sole discretion of the Fund, the Fund may withhold all distributions (or portions thereof) that would otherwise be made to the Defaulting Member pursuant to this Agreement and apply such withheld distributions to offset any Defaulted Amounts or other amounts owing by the Defaulting Member to the Fund under this Agreement or any other agreement.

c.   The Fund may assist the Defaulting Member in finding a buyer for all or any part of the Defaulting Member's Common Shares in the Fund; provided that the Fund shall have no obligation to contact any

14

particular Member or other Person with regard to such sale and shall have no liability to any Member, including the Defaulting Member, if no such buyer is found.

d. The Fund may pursue and enforce all rights and remedies the Fund may have against the Defaulting Member with respect thereto, including, without limitation, pursuing a lawsuit, to collect the Defaulted Amounts and any other amounts due to the Fund, including, without limitation, pursuant to Section 8(a).

e. Subject to Section 8(g), the Fund in its sole discretion may cause the Defaulting Member to forfeit up to 80% of its Common Shares in the Fund, and the Fund shall offer such forfeited portion of the Defaulting Member's Common Shares in the Fund to the other Members (other than any Defaulting Members and Persons not able to purchase such Common Shares in accordance with the terms of the LLC Agreement or as otherwise prohibited by law or regulation) pro rata according to their respective Commitments. The Fund shall provide a notice to each Member (other than Defaulting Members and Persons not able to acquire such Common Shares in accordance with the terms of the LLC Agreement or as otherwise prohibited by law or regulation) setting forth the amount of the forfeited portion of the Defaulting Member's Common Shares such Member is entitled to acquire. In the event that any Member elects not to acquire its pro rata share of the forfeited portion of the Defaulting Member's Common Shares in the Fund, the Fund in its sole discretion may reapply the provisions of this Section to such forfeited portion not acquired. Subject to Section 8(g), to the extent the Defaulting Member's Common Shares forfeited pursuant to this Section is not reallocated to the Members, the Fund may in its sole discretion offer all or any portion of such Common Shares to a third party or parties, each of which shall, as a condition of purchasing such Common Shares, become a party to this Agreement and the LLC Agreement and shall be admitted to the Fund as a Member at such time as approved by the Board. The sole consideration to the Defaulting Member for each portion of the Defaulting Member's Common Shares reallocated to a Member or purchased by a third party pursuant to this Section shall be the assumption by such Member or third party, as applicable, of the Defaulting Member's obligation to make both defaulted and future Capital Contributions pursuant to its Commitment which are commensurate with the portion of the Defaulting Member's Common Shares being reallocated to such Member or purchased by such third party. The Defaulting Member acknowledges that it will receive no payment for any Common Shares reallocated to Members or purchased by a third party or parties pursuant to this Section, including, without limitation, for any funded portion of its Commitment related thereto or the Defaulting Member's share of any profits not yet distributed, even though the purchased Common Shares may actually have significant positive value at the time of such purchase.

f.   Subject to Section 8(g), to the extent the Defaulting Member's Common Shares is not forfeited by the Defaulting Member and reallocated to the Members or sold to a third party or parties pursuant to Section 8(e) (including the remaining portion of the Defaulting Member's Common Shares not subject to forfeiture), the Fund in its sole discretion may offer to the Members (other than any Defaulting Members and Persons not able to purchase such Common Shares pursuant to the LLC Agreement or as otherwise prohibited by law or regulation) pro rata according to their respective Commitments, the portion of the Defaulting Member's Common Shares in the Fund that is not forfeited and reallocated or sold pursuant to Section 8(e) at an aggregate price equal to the lower of (i) the net asset value (as reasonably determined by the Fund or the Adviser) of such portion of the Defaulting Member's Common Shares in the Fund so offered or (ii) the aggregate amount of Capital Contributions made by the Defaulting Member on the effective date the Defaulting Member's Common Shares are sold (adjusted to exclude any unrealized appreciation with respect to any investment, but to include all unrealized depreciation with respect to each investment, as determined by the Fund in its sole discretion) corresponding to the Common Shares so offered. At the closing of such purchase (on a date and at a place designated by the Fund), the Fund shall use reasonable efforts to cause each purchasing Member, as payment in full for the Defaulting Member's Common Shares being purchased by such Member, to deliver, as determined by the Fund in its sole discretion, either (x) cash in an amount equal to the purchase price for the Common Shares being acquired by such Member or (y) a non-interest bearing, non-recourse ten-year promissory note (in a form approved by the Fund), secured only by the Defaulting Member's Common Shares being purchased, payable to the Defaulting Member in an amount equal to the purchase price for the Common Shares being acquired by such Member. If the remaining portion of the Defaulting Member's Common Shares is not purchased in the manner set forth herein, the Fund in its sole discretion may offer the remaining Common Shares to a third party or parties on not more favorable terms than as originally offered to the Members, in which case such third party or parties shall, as a condition of purchasing such Common Shares, become a party to this Agreement.

g.   Any Member or third party acquiring a portion of the Defaulting Member's Common Shares shall assume the portion of the Defaulting Member's obligation to make both defaulted and future Capital Contributions pursuant to its Commitment (plus accrued and unpaid interest, if any, owing by the Defaulting Member pursuant to Section 8(a), unless waived by the Fund in its sole discretion, which is commensurate with the portion of the Defaulting Member's Common Shares being acquired by such Person); *provided, however*, that the Fund shall have the right, in its sole discretion, to reduce the Commitment pertaining to the portion of the Defaulting Member's Common Shares acquired by a Person to the amount of Capital Contributions made by the Defaulting Member with respect to such portion of the Defaulting Member's Common Shares (which amount of Capital Contributions shall be equal to the pro rata portion of the aggregate Capital Contributions made by the Defaulting Member with respect to its entire interest) on or prior to the date of the Payment Default, and the aggregate Commitments of the Fund shall be commensurately reduced.

h. The Fund in its sole discretion may reduce (and such reduction shall be deemed to be effective as of the actual date of the Payment Default, without giving effect to any applicable cure period) any portion of the Defaulting Member's Commitment (which has not been assumed by another Member or third party) to zero, and the aggregate Commitments of the Fund shall be commensurately reduced.

i. No consent of any Member shall be required as a condition precedent to any Transfer of a Defaulting Member's Common Shares pursuant to this Section 8.

j. The failure of any Member to fulfill an obligation under such Member's subscription agreement or the LLC Agreement shall not relieve the Purchaser of any of its obligations under this Agreement or the LLC Agreement.

k. Notwithstanding the foregoing, the Defaulting Member's Common Shares will not be transferred, and no Person shall become a substitute Member, in contravention of any provision of the LLC Agreement.

l. Notwithstanding the notice requirements of Section 6 herein, additional Commitment may be called by the Fund on five business days' notice following a Member failing to fund any amount due pursuant to a Capital Call Notice.

m. In connection with any purchase of Common Shares pursuant to this Section 8, upon the Fund's request, the Defaulting Member shall make customary representations and warranties to each purchaser and will execute a customary transfer agreement.

n. It is hereby acknowledged that certain provisions of this Agreement (including this Section 8) provide for specific consequences in the event of a breach of this Agreement by the Purchaser or default by the Purchaser on its Commitment. It is hereby agreed that the default provisions of this Agreement are fair and reasonable and, to the fullest extent permitted by law, represent a prior agreement as to specified penalties or consequences for the Defaulting Member as permitted by Sections 18-306 and 18-502 of the Delaware Act, to the extent permitted by applicable law, including the Investment Company Act. Without limiting the general effect of the preceding sentence, it is hereby specifically acknowledged and agreed that the enforceability of this <u>Section 8</u> is essential to the stability of the Fund as an organization and to the ability of the Fund to effectively serve its purpose and conduct its business operations.

o. To the maximum extent not prohibited by applicable law, in the event the Purchaser violates the terms of this Agreement, the Purchaser shall not be entitled to claim that the Fund or any of the other Members are precluded, on the basis of any fiduciary or other duty arising in respect of the Purchaser's status as a Member, from seeking any of the remedies or taking any of the actions permitted under this Agreement or applicable law.

9. <u>Power of Attorney</u>. The Purchaser by executing this Agreement hereby appoints any authorized representative of the Fund, including but not limited to the Adviser, with full power of substitution, as the Purchaser's true and lawful representative and attorney, and agent of the Purchaser, to execute, acknowledge, verify, swear to, deliver, record and file, in the Purchaser's name, place and stead, the LLC Agreement, any amendments to the LLC Agreement (approved in accordance therewith), or any other agreement or instrument which the Fund or the Adviser deems appropriate solely to admit the Purchaser as a Member of the Fund. To the fullest extent permitted by law, this power of attorney is coupled with an interest, is irrevocable and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of the Purchaser. The Purchaser shall not revoke such power of attorney, and if the Purchaser attempts to do so, the Fund shall be entitled to any right or remedy provided by law or equity in respect of such default, including the institution of an action for specific performance of the Purchaser's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default). This power of attorney will terminate upon the complete resignation of a Member from participation in the Fund. The Purchaser acknowledges and agrees that under the terms of the LLC Agreement each Member grants a further power of attorney to the Fund as provided for therein.

10. <u>Amendments and Waivers</u>. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and, to the fullest extent permitted by law, either retroactively or prospectively) only with the written consent of the Purchaser and the Fund. The waiver of any of the provisions, terms or conditions contained in this Agreement by the Fund shall not be considered as a waiver of any of the other provisions, terms or conditions hereof.

11. <u>Survival of Representations and Warranties; Indemnity</u>. All representations, warranties and covenants contained herein or made in writing by the Purchaser, or by the Fund in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Fund, the Adviser or the Purchaser, and the issue and sale of Common Shares. Unless the Fund otherwise

agrees in writing, the Purchaser shall and hereby does indemnify and hold harmless the Fund and the Adviser from and against any and all losses, expenses, liabilities and other claims and damages relating to or arising out of any breach of any representation, warranty or covenant made by the Purchaser in this Agreement or in the side letter, if any, addressed to the Purchaser entered into in connection with the Purchaser's admission as a Member.

12.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto.

13.   Notices. Each notice relating to this Agreement shall be in writing and shall be delivered (a) in person, by registered or certified mail or by private courier, overnight or next-day express mail, or (b) by email or other electronic means, with such confirmation as the Fund deems appropriate under the circumstances. All notices to the Purchaser shall be delivered to it at its last known address or email address as set forth in the records of the Fund. All notices to the Fund or the Adviser shall be delivered to the Adviser c/o Audax Private Debt, 320 Park Avenue, 19th Floor, New York, NY, 10022, Attention: Chief Administrative and Legal Officer, PDLPRequests@audaxprivatedebt.com; or such other address or addresses or email address or addresses as the Fund or the Adviser shall have furnished to the Members in writing. The Purchaser may designate a new address for notices by giving written notice to that effect to the Fund. Unless otherwise specifically provided in this Agreement, a notice given in accordance with the foregoing clause (a) shall be deemed to have been effectively given three business days after such notice is mailed by registered or certified mail, return receipt requested, and one business day after such notice is sent by FedEx or other one-day service provider, to the proper address, or at the time delivered when delivered in person or by private courier. A notice given by email or other electronic means shall be deemed to have been effectively given when sent and confirmed in such manner as the Fund deems appropriate under the circumstances.

14.   Applicable Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE INTERPRETED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION. Unless the Fund otherwise agrees in writing, the Purchaser, to the fullest extent permitted by applicable law, irrevocably consents to service of process in connection with any matter arising under this Agreement by first class mail, certified postage prepaid, at the address and to the Person(s) specified pursuant to Section 13. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

15.   Headings, etc.. The cover page, the table of contents and the headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

16.   Entire Agreement. This Agreement, the LLC Agreement and any separate agreements that specifically refer to the Purchaser's Common Shares in the Fund (including any side letter or similar arrangement, if any) contain the entire agreement of the parties with respect to the subject matter hereof and thereof, and there are no representations, covenants or other agreements except as set forth herein or therein.

17.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. For the avoidance of doubt, a party's execution and delivery of this Agreement by electronic signature and/or any form of communication not directly involving the physical transmission of paper, including through an online portal, that creates a record that may be retained, retrieved and reviewed by the recipient thereof and that may be directly reproduced in paper form by such recipient through an automated process (jointly, "Electronic Signature"), including via DocuSign or other similar method, shall constitute the execution and delivery of a counterpart of this Agreement by or on behalf of such party and shall bind such party to the terms of this Agreement. The parties hereto agree that this Agreement and any additional information incidental hereto may be maintained as electronic records. Any party to this Agreement executing and delivering this Agreement by Electronic Signature further agrees to take any and all reasonable additional actions, if any, evidencing its intent to be bound by the terms of this Agreement, as may be reasonably requested by the Fund.

18.   Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

19.   Consent to Jurisdiction. The Purchaser hereby:

a.   irrevocably submits to the nonexclusive jurisdiction of the state courts of the State of Delaware and New York and to the nonexclusive jurisdiction of the United States District Courts for the District of Delaware and New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof or in any way connected to the dealings of any Purchaser or the Fund in connection with any of the above; and

b.   to the extent not prohibited by applicable law, waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding brought in any of the above-named courts, any claim that the Purchaser is exempt or immune from attachment or execution, that such proceeding is brought in an inconvenient forum, that the venue of such proceeding is improper, or that this Agreement or the subject matter hereof, may not be enforced in or by such court.

20.   WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PURCHASER WAIVES AND COVENANTS THAT THE PURCHASER WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH THE DEALINGS OF ANY PURCHASER OR THE FUND IN CONNECTION WITH ANY OF THE ABOVE, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN CONTRACT, TORT OR OTHERWISE. The Fund or the

Purchaser may file an original counterpart or copy of this <u>Section 20</u> with any court as written evidence of the consent of the Purchaser to the waiver of its rights to trial by jury.

21.   <u>No Third-Party Beneficiaries</u>. The provisions of this Agreement are intended solely to benefit the Purchaser, the Fund and the Adviser, and, to the fullest extent permitted by applicable law, will not be construed as conferring any benefit upon any other person; provided, however, that (i) the Adviser and any administrator are each intended third-party beneficiaries of this Agreement and are entitled to enforce its provisions, (ii) each of the parties indemnified under <u>Section 5.13</u> and/or <u>Section 11</u> as an intended third-party beneficiary of <u>Section 5.13</u> and/or <u>Section 11</u> of this Agreement, as applicable, and is entitled to enforce any applicable provisions, and (iii) Simpson Thacher & Bartlett LLP is an intended third-party beneficiary of <u>Section 5.14</u> of this Agreement and is entitled to enforce its provisions.

[End of text. Signature page follows.]

IN WITNESS WHEREOF, the Fund has duly executed this Subscription Agreement and, by its execution below, the Fund has accepted the Purchaser's Commitment as of the date of the Closing Date and this Agreement shall constitute a binding agreement among the Purchaser and the Fund.

THE FUND:

AUDAX PRIVATE CREDIT FUND, LLC

By:_____

Name:

Title:

The foregoing Agreement is hereby agreed to by the undersigned Purchaser to be effective as of the Closing Date. The undersigned Purchaser further acknowledges, represents and agrees that it has carefully read, and is familiar with, the LLC Agreement, and agrees that signing below constitutes the receipt, agreement to the terms, and execution, of the LLC Agreement.

THE PURCHASER:

_____   U.S.$ _____

(*Please print or type name of Purchaser*)   *Amount of Initial*
                                                                                          Commitment

PURCHASER:

[   ], as attorney-in-fact for the PURCHASER named above:

By:

_____

Name:

Title:

To be completed by the Fund:

Commitment by the Purchaser of $_____ is accepted by the Fund on the Closing Date.

APPENDIX A

DEFINITIONS

"Benefit Plan Investor" means (i) an "employee benefit plan" subject to Title I of ERISA, (ii) a "plan" within the meaning of and subject to Code Section 4975 or (iii) an entity whose assets are deemed to include Plan Assets of any such "employee benefit plan" or "plan" and including any insurance company general account whose assets are deemed to include assets of any employee benefit plan or plan for purposes of Title I of ERISA or Section 4975 of the Code.

"Capital Contribution" means, with respect to each Purchaser, the amount of cash received by the Fund from the Purchaser pursuant to the Purchaser's Commitment, unless such capital was not treated as a Capital Contribution by the express terms of this Agreement or the LLC Agreement.

"Defaulting Member" means any Purchaser that fails to make full payment when due (a "Payment Default") of any portion of Purchaser's Commitment or any other payment required under this Agreement, the LLC Agreement for its Common Shares in the Fund (the amount of such defaulted payments in the aggregate, including all accrued and unpaid interest thereon, and together with any other amounts that are due and owing by the Purchaser thereunder, the "Defaulted Amount") and such Payment Default is not cured within ten business days after written notice to the Purchaser from the Adviser with respect to such Payment Default.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Partner" means, with respect to any determination hereunder, (i) any Member designated as an "ERISA Partner" by the Adviser with such Member's consent (which designation shall not be a side letter or similar agreement for purposes of any MFN Provision) and (ii) any Member that (A) is a Benefit Plan Investor and (B) has notified the Adviser in writing of such status at any time prior to such determination.

"MFN Provision" means a provision contained in a side letter or similar agreement with a Member which grants such Member the right to elect to receive rights granted in another side letter or similar agreement given to another Member.

"Other Plan Laws" means any U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

"Plan" means (i) an "employee benefit plan" within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (ii) a "plan" within the meaning of Section 4975 of the Code (including, without limitation, an individual retirement account) whether or not subject to Section 4975 of the Code, (iii) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment and (iv) an entity whose underlying assets constitute the assets of any of the foregoing described in clauses (i), (ii), (iii) and (iv), pursuant to ERISA or other applicable law.

"Plan Asset Regulation" means the U.S. Department of Labor regulation codified at 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA, as amended from time to time.

"Plan Assets" means "plan assets" of Benefit Plan Investors under the Plan Asset Regulation.

"VCOC" means "venture capital operating company" under the Plan Asset Regulation.

SCHEDULE A- DEFINITIONS

"Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1)   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Exchange Act; any investment adviser registered pursuant to Section 203 of the Advisers Act or registered under the laws of any U.S. state; any investment adviser relying on an exemption from registering with the Commission under Section 203(l) or (m) of the Advisers Act; any insurance company as defined in section 2(a)(13) of the Securities Act; any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; any Rural Business Investment Company as defined in Section 384A of the U.S. Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of ERISA if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)   Any private business development company as defined in section 202(a)(22) of the U.S. Investment Advisers Act of 1940;

(3)   Any organization described in section 501(c)(3) of the Code, a corporation, a Massachusetts or similar business trust, a partnership or a limited liability company, in each case not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)   Any natural person that is a "knowledgeable employee" because: (i) (a) he or she is an employee of the Fund or the Management Company (other than an employee performing solely clerical, secretarial or administrative functions), (b) in connection with his or her regular functions or duties, he or she participates in the investment activities of the Fund or any other private investment funds or investment companies managed by the Management Company, and (c) he or she has been performing those functions and duties for or on behalf of the Fund or the Management Company, or substantially similar functions and duties for or on behalf of another company or its investment manager, for at least 12 months; or (ii) he or she is an Executive

Officer,[1] director, trustee, general partner, or advisory board member, or a person serving in a similar capacity, of the Fund or the Management Company;

      (5)   Any natural person whose individual net worth, or joint net worth[2] with that person's spouse[3], exceeds $1,000,000, excluding the value of the primary residence of such natural person and any indebtedness that is secured by that person's primary residence, except for the amount of indebtedness that is secured by that person's primary residence that exceeds, at the time of the sale of the securities, (i) the estimated fair market value of the primary residence or (ii) the amount of indebtedness outstanding 60 days before the sale of securities, other than as a result of the acquisition of the primary residence;

      (6)   Any natural person who had an individual income[4] in excess of $200,000 in each of the two most recent years or joint income[5] with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

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[1] For purposes of this paragraph, an "<u>Executive Officer</u>" means a president or vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), or any other officer that performs a policy-making function, or any other person who performs similar policy-making functions for the Fund or the Management Company.

[2] For purposes of this paragraph, "<u>joint net worth</u>" can be aggregate net worth of the Purchaser and the Purchaser's spouse; assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard of this paragraph does not require Common Shares in the Fund be subscribed jointly.

[3] For purposes of this Schedule A, "<u>spouse</u>" includes any cohabitant occupying a relationship generally equivalent to that of a spouse.

[4] For purposes of this paragraph, "<u>individual income</u>" means adjusted gross income as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received that is tax-exempt under Section 103 of the Code, (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 *et seq.* of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[5] For purposes of this paragraph, "<u>joint income</u>" means adjusted gross income as reported for federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received that is tax-exempt under Section 103 of the Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040); (iii) any deduction claimed for depletion under Section 611 *et seq.* of the Code; and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

(7)   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person[6] as described in 17 C.F.R. §230.506(b)(2)(ii);

(8)   Any entity in which all of the equity owners are "accredited investors" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act; [7]

(9)   An entity, of a type not listed in paragraphs (1), (2), (3), (7), or (8) above, not formed for the specific purpose of acquiring the Common Shares offered, that owns in excess of $5,000,000 in "investments," as defined in Rule 2a51-1 under the Investment Company Act;

(10)   A natural person holding in good standing the General Securities Representative license (Series 7), the Investment Adviser Representative license (Series 65), the Private Securities Offerings Representative license (Series 82), and/or any other professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

(11)   A "family office" (as defined in Rule 202(a)(11)(G)-1 under the Advisers Act) with assets under management in excess of $5,000,000, not formed for the specific purpose of acquiring the Common Shares offered, and whose purchase of Common Shares is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the purchase of Common Shares; and

(12)   A "family client" (as defined in Rule 202(a)(11)(G)-1 under the Advisers Act) of a "family office" meeting the requirements of the immediately preceding category, whose purchase of Common Shares is directed by such family office.

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

"U.S. Person" means:

(1)   Any natural person resident in the United States;

(2)   Any partnership or corporation organized or incorporated under the laws of the United States;

(3)   Any estate of which any executor or administrator is a U.S. Person;

(4)   Any trust of which any trustee is a U.S. Person;

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[6] For the purposes of this paragraph, a "sophisticated person" is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment.

[7] For the purposes of this paragraph, it is permissible to look through various forms of equity ownership to natural persons in determining the accredited investor status of the Purchaser.

(5) Any agency or branch of a non-U.S. entity located in the United States;

(6) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit of a U.S. Person;

(7) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(8) Any partnership or corporation if: (*a*) organized or incorporated under the laws of any jurisdiction outside the United States and (*b*) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by "*accredited investors*" (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

Notwithstanding the foregoing clauses (1) through (8), the following are not U.S. Persons:

(a) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. Person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(b) any estate of which any professional fiduciary acting as executor or administrator is a U.S. Person if: (*i*) an executor or administrator of the estate who is not a U.S. Person has sole or shared investment discretion with respect to the assets of the estate; and (*ii*) the estate is governed by laws other than those of the United States;

(c) any trust of which any professional fiduciary acting as trustee is a U.S. Person, if a trustee who is not a U.S. Person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. Person;

(d) an employee benefit plan established and administered in accordance with (*i*) the laws of a country other than the United States and (*ii*) customary practices and documentation of such country;

(e) any agency or branch of a U.S. Person located outside the United States if: the agency or branch (*i*) operates for valid business reasons and (*ii*) is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(f) none of the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, or their agencies, affiliates and pension plans, or any other similar international organization, or its agencies, affiliates and pension plans.

"Valuation of Investments for Qualified Purchaser Questionnaire": For purposes of the Qualified Purchaser Questionnaire, you may include the following types of investments (value investments based upon either their fair market value on the most recent practicable date or their cost; in valuing an investment, *exclude* the principal amount of any outstanding debt, including margin loans, incurred to acquire, or for the purpose of acquiring, the investment):

        (a)   securities of public companies[8]

        (b)   U.S. government securities, municipal securities, or securities issued by a foreign government[9] securities of registered investment companies such as mutual funds (including money market funds) and publicly-traded closed-end funds

        (c)   securities of private investment companies that are exempt from the Investment Company Act by section 3(c)(1) or 3(c)(7) of that Act[10]

        (d)   cash and cash-equivalents[11] held for investment purposes

        (e)   real estate held for investment purposes[12]

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[8] A "public company" is any company or other entity that (i) files reports under section 13 or 15(d) of the Exchange Act, or (ii) has a class of securities that are listed on a "designated offshore securities market" as such term is defined by Regulation S under the Securities Act. For example, a company whose equity securities are listed on a national securities exchange or traded on the Nasdaq Stock Market would be a "public company".

[9] A "U.S. government security" is any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing. A "municipal security" is any security which is a direct obligation of, or obligation guaranteed as to principal or interest by, a U.S. state or any political subdivision thereof, or any agency or instrumentality of a U.S. state or any political subdivision thereof, or any municipal corporate instrumentality of one or more U.S. states. A "foreign government" is a foreign government, a department, agency, or instrumentality of a foreign government, or a company owned by a foreign government.

[10] You may also include interests in companies that are (i) exempt from the Investment Company Act by section 3(c)(2), (3), (4), (5), (6), (8), or (9) of the Investment Company Act, (ii) exempt from the Investment Company Act by rule 3a-6 or 3a-7 of the Investment Company Act, or (iii) commodity pools.

[11] Cash-equivalents include bank deposits, certificates of deposit, bankers acceptances, similar bank instruments and the net cash surrender value of an insurance policy.

[12] Real estate held for investment purposes excludes real estate used by you or your "related persons" (a spouse or former spouse, sibling, direct lineal descendant or ancestor by birth or adoption or a spouse of such descendant or ancestor): (i) for personal purposes, (ii) as a place of business, or (iii) in connection with a trade or business (unless you are engaged primarily in the business of investing, trading or developing real estate and the real estate in question is part of such business). Residential real estate may be considered "held for investment" if deductions on the property are not disallowed by section 280A of the Internal Revenue Code of 1986, as amended.

(f)   securities of non-public companies that have shareholders' equity[13] of at least $50 million

(g)   securities of other non-public companies that are not controlled by, under common control with, or controlling you[14]

(h)   commodity futures contracts, options on such contracts and options on physical commodities traded on or subject to the rules of (*i*) a contract market designated under the Commodity Exchange Act (the "Act") and the rules thereunder or (*ii*) a non-U.S. board of trade or exchange as contemplated in the rules under that Act (collectively, "Commodity Interests")[15]

(i)   physical commodities as to which a Commodity Interest is traded on a market described in (h) above, including certain precious metals

(j)   swaps and other financial contracts[16]

(k)   if you are a private investment company described in (c) above or a commodity pool, amounts payable to you pursuant to a binding capital commitment

(l)   If you are a natural person, the amount of (i) any investments held jointly your spouse, or investments in which you share with your spouse a community property or similar shared ownership interest and (ii) any investments held in an account the investments of which are directed by and held for the benefit of you. In determining whether spouses who are making a joint investment in the Fund are qualified purchasers, one may include in the amount of each spouse's investments any investments owned by the other spouse (whether or not such investments are held jointly). One must deduct from the amount of any such investments any amounts of outstanding indebtedness incurred by either spouse.

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[13] "Shareholders' equity" should be the amount reflected as such on the relevant company's most recent financial statements prepared in accordance with generally accepted accounting principles (which cannot be more than 16 months old).

[14] For purposes of this question, you are deemed to "control" a company if either (i) you are an officer or director of the company and you own directly or indirectly any voting securities of the company, or (ii) you own directly or indirectly more than 25% of the voting securities of the company.

[15] Commodity Interests should be valued at their initial margin or option premium.

[16] A "financial contract" is defined in section 3(c)(2) of the Investment Company Act as any arrangement that (i) takes the form of an individually negotiated contract, agreement or option to buy, sell, lend, swap or repurchase, or other similar individually negotiated transaction commonly entered into by participants in the financial markets, (ii) is in respect of securities, commodities, currencies, interest or other rates, other measures of value, or any other financial or economic interest similar in purpose or function to any of the foregoing, and (iii) is entered into in response to a request from a counter party for a quotation, or is otherwise entered into and structured to accommodate the objectives of the counter party to such arrangement.

RULE 506(D) EVENTS

(i)   Conviction, within the ten year period ending on the date hereof, of any felony or misdemeanor:

    (A)   In connection with the purchase or sale of any security;

    (B)   Involving the making of any false filing with the Securities and Exchange Commission (the "SEC"); or

    (C)   Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii)   Any order, judgment or decree of any court of competent jurisdiction, entered within the five year period ending on the date hereof, that, at this date, restrains or enjoins the Purchaser from engaging or continuing to engage in any conduct or practice:

    (A)   In connection with the purchase or sale of any security;

    (B)   Involving the making of any false filing with the SEC; or

    (C)   Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) A final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission (the "CFTC"); or the National Credit Union Administration that:

    (A)   On the date of this letter, bars the Purchaser from:

        1.   Association with an entity regulated by such commission, authority, agency or officer;

        2.   Engaging in the business of securities, insurance or banking; or

        3.   Engaging in savings association or credit union activities; or

    (B)   Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within the ten year period ending on the date hereof;

(iv) An order of the SEC entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78*o*(b) or 78*o*-4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, as of the date hereof:

   (A) Suspends or revokes the Purchaser's registration as a broker, dealer, municipal securities dealer or investment adviser;

   (B) Places limitations on the activities, functions or operations of the Purchaser; or

   (C) Bars the Purchaser from being associated with any entity or from participating in the offering of any penny stock;

(v) Any order of the SEC entered within the five year period ending on the date hereof that, as of the date hereof, orders the Purchaser to cease and desist from committing or causing a violation or future violation of:

   (A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act, section 10(b) of the Exchange Act and rule 10b-5 thereunder, section 15(c)(1) of the Exchange Act and section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder; or

   (B) Section 5 of the Securities Act.

(vi) Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) Filing (as a registrant or issuer), or being or being named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within the five year period ending on the date hereof, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, as of the date hereof, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) A United States Postal Service false representation order entered within the five year period ending on the date hereof, or, as of the date hereof, a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.